File No. 70-8809

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                       AMENDMENT NO. 2 TO

                FORM U-1 APPLICATION-DECLARATION

                            UNDER THE

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


               CENTRAL AND SOUTH WEST CORPORATION
                  1616 Woodall Rodgers Freeway
                         P.O. Box 660164
                      Dallas, Texas  75202

                        CSW ENERGY, INC.
                  1616 Woodall Rodgers Freeway
                         P.O. Box 660789
                      Dallas, Texas  75202

                     CSW INTERNATIONAL, INC.
                  1616 Woodall Rodgers Freeway
                         P.O. Box 660789
                      Dallas, Texas  75202

          (Names of companies filing this statement and addresses of principal executive offices)


               CENTRAL AND SOUTH WEST CORPORATION
         (Name of top registered holding company parent)

                         Wendy G. Hargus
                            Treasurer
               Central and South West Corporation
                  1616 Woodall Rodgers Freeway
                         P.O. Box 660164
                      Dallas, Texas  75202

                         Terry D. Dennis
                            President
                        CSW Energy, Inc.
                  1616 Woodall Rodgers Freeway
                         P.O. Box 660789
                      Dallas, Texas  75202


                         Terry D. Dennis
                            President
                     CSW International, Inc.
                  1616 Woodall Rodgers Freeway
                         P.O. Box 660789
                      Dallas, Texas  75202

                         Joris M. Hogan
                 Milbank, Tweed, Hadley & McCloy
                    One Chase Manhattan Plaza
                    New York, NY  10005-1413

           (Names and addresses of agents for service)

          Respectfully request that copies be sent to:

                          Edwin F. Feo
                 Milbank, Tweed, Hadley & McCloy
                    601 South Figueroa Street
                           30th Floor
                     Los Angeles, CA 90017

          Central and South West Corporation, a Delaware corporation ("CSW") and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), CSW Energy, Inc., a Texas corporation and wholly-owned nonutility subsidiary of CSW ("Energy"), and CSW International, Inc., a Delaware corporation and wholly-owned nonutility subsidiary of CSW ("CSWI"), hereby file this Amendment No. 2 to the Form U-1 Application-Declaration (the "Application- Declaration") in this File No. 70-8809 for the purposes of amending Items 1, 3 and 5 thereof and restating the Application- Declaration, as so amended, in its entirety. In all other respects, the Application-Declaration as previously filed will remain the same.
          1. Items 1 and 3 are amended to update the amount of CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in exempt wholesale generators and foreign utility companies and certain other financial information provided in Item 3 to satisfy Rule 53(c) under the Act.
          2.  In Item 1 ("Description of Proposed Transaction"):
          (a) The third sentence of the first paragraph of Subsection (1) is amended to be restated in its entirety as follows:
     "Since 1994, CSW, directly or through its wholly-owned subsidiary, CSWI, has engaged in development and investment activities with respect to EWGs and foreign utility companies, as defined in Section 33(a) of the Act ("FUCOs" and, collectively with EWGs, the "Exempt Projects"), and is authorized to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation) to foreign electric utility enterprises that are not Exempt Projects."
          (b) The last paragraph of Subsection (1) is amended to be restated in its entirety as follows:
               "Under the terms of each of the Financing Orders, CSW may use the proceeds of common stock sales and borrowings, among other things, to finance the acquisition of the securities of or otherwise invest in one or more Exempt Projects, and may issue Guarantees in respect of the securities of such Exempt Projects; provided, that the sum of the Guarantees at any time outstanding and the net proceeds of common stock sales and borrowings by CSW that may at any time be used by CSW to fund investments in Exempt Projects (whether directly or indirectly through Energy, CSWI or Project Parents) shall not, when added to CSW's "aggregate investment," as defined in Rule 53(a) under the Act, in all such entities, exceed 50% of CSW's "consolidated retained earnings." The term "consolidated retained earnings," also defined in Rule 53(a), is the average of consolidated retained earnings for the previous four quarters, as reported in CSW's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. CSW's "consolidated retained earnings" as of June 30, 1996 were approximately $1.883 billion."
          (c) The last two sentences of the first paragraph of Subsection (2)(a) are deleted in their entirety and replaced as follows:
     "As of April 30, 1996, CSW UK had acquired shares representing 100% of the outstanding share capital of SEEBOARD."
          (d) The third paragraph of Subsection (2)(a) is amended to be restated in its entirety as follows:
               "As of August 15, 1996, having acquired 100% of the outstanding share capital of SEEBOARD, CSW had contributed approximately $829 million of the purchase price of SEEBOARD, and had an "aggregate investment" (as defined under Rule 53(a) of the Act) in SEEBOARD of approximately $829 million. CSW initially obtained such funds through borrowings under an $850 million credit agreement (the "CSW Credit Agreement"). On February 27, 1996, CSW sold 15,525,000 shares of CSW common stock and received approximately $398 million in net proceeds, which CSW used on February 28, 1996 to repay a portion of the indebtedness incurred by CSW to finance the acquisition of SEEBOARD. On June 6, 1996, CSW completed the sale of Transok, Inc. and on June 13, 1996, used a portion of the net proceeds from such sale to repay in full the remaining indebtedness outstanding under the CSW Credit Agreement. The remaining funds needed to consummate the acquisition -- approximately $1.29 billion -- have been obtained by CSW UK from capital contributions or loans by its sole shareholder, CSW Investments, which arranged a credit facility (the "CSW Investments Credit Facility") for that purpose. CSW Investments is a company organized under the laws of the United Kingdom and is an indirect, wholly-owned subsidiary of CSWI. The CSW Investments Credit Facility is neither guaranteed by, nor otherwise provides for recourse to, CSW, CSWI or any of CSW's operating utility subsidiaries. As of August 15, 1996, CSW Investments had borrowed approximately $1.27 billion under the CSW Investments Credit Facility solely to fund CSW's investment in SEEBOARD. As of September 3, 1996, CSW UK transferred all of the share capital of SEEBOARD to SEEBOARD Group plc, also a wholly-owned indirect subsidiary of CSW, to allow CSW to enjoy certain tax benefits that had accrued to CSW UK.1 CSW Investments anticipates that amounts borrowed under the CSW Investments Credit Facility, or amounts borrowed in the capital markets in order to refinance indebtedness under the CSW Investments Credit Facility, will be repaid through dividends and other amounts received, indirectly through SEEBOARD Group plc, from SEEBOARD. Giving effect to the financing arrangements described above, CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in SEEBOARD is expected to remain approximately $829 million." "(1) CSW holds its interest in SEEBOARD indirectly through several Project Parents. CSW owns 100% of the outstanding share capital of CSWI. CSWI owns 100% of the outstanding share capital of each of CSW International Two, Inc., a Delaware corporation ("CSWI 2"), and CSW International Three, Inc., a Delaware corporation ("CSWI 3"). CSWI 2 owns 99.9% of the outstanding share capital of CSW Investments, and CSWI 3 owns the remaining 0.1% of the outstanding share capital of CSW Investments. CSW Investments owns 100% of the outstanding share capital of each of CSW UK and SEEBOARD Group plc. Prior to September 3, 1996, CSW UK owned all of the outstanding share capital of SEEBOARD." "As the result of a recent restructuring, SEEBOARD Group plc owns 100% of the outstanding share capital of SEEBOARD. On September 3, 1996, CSW Investments restructured its indirect ownership of SEEBOARD, such that 100% of the outstanding share capital of SEEBOARD was transferred from CSW UK to SEEBOARD Group plc. This transaction took CSW UK out of the chain of ownership of SEEBOARD and made available certain tax attributes of CSW UK. CSW is seeking a third party to acquire CSW UK, and such tax attributes will be sold to such third party along with the outstanding share capital of CSW UK." (e) A new sentence is added immediately at the end of the fourth paragraph of subsection (2)(a) as follows:

          "CSW projects returns of ["P"] % on CSW's investment in SEEBOARD for the years 1996 through 1999. These returns are commensurate with the risk associated with a distribution system and demonstrate strong, solid earnings and steady cash flows. These returns are expected to contribute to the financial strength of the CSW system for many years to come."
          (f) The first sentence of the last paragraph of Subsection (2)(a) is deleted in its entirety and replaced as follows:
               "When CSW decided to acquire SEEBOARD, CSW anticipated that SEEBOARD would make an immediate contribution to CSW's earnings per share. Results for the first and second quarters of 1996 have been consistent with CSW's expectations. CSW's earnings for the first quarter of 1996 were $51 million, or 26 cents per share, up from $39 million, or 20 cents per share, for the first quarter of 1995, and CSW's earnings for the second quarter of 1996 were $128 million, or 61 cents per share, up from $103 million, or 54 cents per share, for the second quarter of 1995. Along with higher kilowatt sales resulting from increased usage and weather-related demand experienced by the Operating Subsidiaries, the increase was due primarily to the addition of earnings from SEEBOARD."
          (g)  The following paragraph is added at the end of
Subsection (2)(a):
               "SEEBOARD has been among the most profitable and successful of the regional electricity companies of the United Kingdom. Among the 12 regional electricity companies in England and Wales that resulted from the privatization of the sector by the British Government in 1990, SEEBOARD has achieved amongst the lowest overall customer tariffs and highest overall returns for its shareholders. Since privatization, not only has SEEBOARD provided the greatest return to shareholders of all the 12 regional electricity companies in the U.K., but at the time of its acquisition by CSW, SEEBOARD had outperformed all the other privatized water, gas and telecommunication utilities. It also holds the highest ratings for customer service, as measured by the U.K. Office of Electricity Regulation, and has a highly regarded management team which, since privatization, has led SEEBOARD to five years of steady growth in earnings and dividends. By these measures, with SEEBOARD, CSW believes it acquired the highest rated and best performing regional electricity company in the United Kingdom."
          (h)  Subsection (2)(b) is amended to be restated in its
entirety as follows:
               "(b) CSW, indirectly through a wholly-owned Mexican subsidiary of CSWI, and Alpek, S.A. de C.V., a company organized under the laws of the United Mexican States ("Alpek"), are developing jointly a project near Altamira, in the state of Tamaulipas, Mexico (the "Altamira Project"), which will be an Exempt Project. Alpek is a subsidiary of Grupo Alfa, a large Mexican company with business interests in petrochemicals, food, steel, telecommunications and other areas. The project is a nominal 105 megawatt gas-fired cogeneration facility that will serve an expanding industrial park. The project will be expandable to 400 megawatts. Most of the customers for electricity and steam are either Alpek affiliates or Alpek joint venture partners that are located either in the industrial park or some distance away in Monterrey, Mexico. Long-term contracts are presently in place for all the necessary steam production and for approximately 20% of the electricity production, with another 60% of the electricity production having been committed to be purchased under letters of intent. In each case, such purchases will be made, for the most part, in U.S. dollars or dollar-indexed pesos. Contract negotiations have also been completed with the Mexican gas entity, Pemex Gas y Petroquimica B sica, for the long-term supply of natural gas to the project and with the electric company, Comisi(cent)n Federal de Electricidad, for a backup supply and the transportation of electricity. The Altamira Project is expected to begin construction during the third quarter of 1996 and completion is anticipated to be in early 1998. CSW is expected to provide financing for the construction of the Altamira Project until third party financing is secured. Alpek has guaranteed to CSW the repayment of 50% of such financing provided by CSW. CSW's expenditures in the Altamira Project as of August 15, 1996 were approximately $2.9 million. However, assuming for purposes of this Application-Declaration that the agreement by Alpek to guarantee 50% of the financing to be supplied by CSW until third party financing is secured does not reduce CSW's "aggregate investment", then during the construction period, CSW's "aggregate investment" in the Altamira Project is ultimately expected to be approximately $85 million."
          (i)  The first paragraph of Subsection 2(c) is amended
to be restated in its entirety as follows:
               "(c) Energy, with its partners, Northwest Power Enterprises, Inc. and KLT Power Generation, Inc., are developing jointly projects in the Pacific Northwest of the United States. In connection with such development activities, an EWG application has been filed with and approved by the Federal Energy Regulatory Commission (the "FERC") for the Northwest Regional Power Facility."
          (j)  Subsection (2)(d) is amended to be restated in its
entirety as follows:
               "(d) CSWI, indirectly through a Project Parent, has entered into a letter of intent with a Brazilian company to acquire, directly or indirectly, an ownership interest in Exempt Projects located in Brazil. Assuming the transactions in such letter of intent are consummated, CSW's `aggregate investment' (as defined under Rule 53(a) of the Act) in such Exempt Projects is expected to be approximately $100 million. CSW's expenditures on these projects as of August 15, 1996 were approximately $1.8 million."
          (k) Subsection (2)(e) is deleted in its entirety and Subsection (2)(f) is amended to be redesignated as Subsection (2)(g) and the following new Subsections (2)(e) and (2)(f) are added immediately following Subsection (2)(d):
               "(e) On May 17, 1995, Energy, through its wholly-owned subsidiary Newgulf Power Venture, Inc., a Delaware corporation ("Newgulf Power"), purchased an 85 megawatt electric generating facility located in Wharton County, Texas (the "Newgulf Project"). The electric generating facility was originally operated by an unaffiliated third party owner as a topping-cycle cogeneration facility that qualified as a QF and provided steam to a sulfur mine operated by the former owner. The sulfur mine has been closed and no longer requires a steam supply from the facility. Energy modified the generating assets to operate in a combined cycle mode and the Newgulf Project was deemed ready for commercial operation on September 1, 1996. Newgulf Power filed and the FERC approved an application for determination of its status as an EWG in connection with its ownership and operation of the Newgulf Project. Energy anticipates operating the Newgulf Project initially during the remaining warm-weather months of 1996. Energy's `aggregate investment' (as defined under Rule 53(a) of the Act) in the Newgulf Project as of August 15, 1996 was approximately $15 million. Energy expects its ultimate `aggregate investment' in the Newgulf Project to be approximately $17 million by the end of the third quarter of 1996.
               "(f) CSW Power Marketing, Inc., a Delaware corporation and a wholly-owned subsidiary of CSW ("Power Marketing"), filed and the FERC approved an application for a determination of its status as an EWG. Power Marketing will conduct business activities such as power marketing, power brokering and fuel delivery and brokering activities. CSW's `aggregate investment' (as defined under Rule 53(a) of the Act) in Power Marketing as of August 15, 1996 was less than $200,000. CSW's `aggregate investment' (as defined under Rule 53(a) of the Act) in Power Marketing is expected to be approximately $25 million."
          (l) The second sentence of the redesignated Subsection (2)(g) is amended to be restated in its entirety as follows:
     "Giving effect to the additional expected investments and
     the assumptions being made for such investments described
     above, CSW's `aggregate investment' (as defined under Rule
     53(a) of the Act) in Exempt Projects is expected to increase to at least $1.231 billion by the year 2001, summarized as follows:
     "                        Approximate    Approximate
                              8/15/96        Anticipated
     Project             Type Investment     Investment

     SEEBOARD            FUCO $829 million   $829 million
     Alpek Project       FUCO $2.9 million   $85 million
     Northwest Regional
      Power Facility     EWG  $5 million     $175 million
     Brazil Project      FUCO $0 million     $100 million
     Newgulf Project     EWG  $15 million    $17 million
     Power Marketing     EWG  $.2 million    $25 million

     Total                    $852.1 million $1.231 billion."

          (m) Subsection (3)(b)(i) is amended to be restated in its entirety as follows:
                         "(i) Operating risks. Each of Energy and CSWI has focused its project development efforts on projects that use fuel technologies with which the CSW System has existing competencies in coal, gas or oil generation. Due diligence of operating assumptions is carried out by Energy's and CSWI's engineers with experience in the technology being evaluated and by outside technical consultants. The risk of changes in the price of fuel is typically passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. Further, in addition to such operating risks subject to mitigation prior to an investment, when Energy, CSWI or one of its affiliates is responsible for managing the day-to-day operations of Exempt Projects in which it holds an ownership interest, its ability to address and correct problems that may arise during operation is far greater than would be the case if operating control were in the hands of a third party."
          (n) Subsection (3)(b)(iv) is amended to be restated in its entirety as follows:
                         "(iv) Financial risks. Energy and CSWI address the financial risks of their respective projects in a variety of ways. First and foremost, Energy and CSWI seek to secure the maximum amount of permanent debt financing for such projects that is available at reasonable cost and that is, by its express terms, non-recourse to CSW or any associate company (other than other Exempt Projects or Project Parents). This means that the non-recourse debt of each project or foreign utility system is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from CSW. The amount of such non-recourse debt applicable to Exempt Projects owned directly or indirectly by CSW as of August 15, 1996, was approximately $1.27 billion. This method of financing ensures that CSW's exposure to any independent power project is limited to the amount of its equity commitment and that CSW's domestic public utility subsidiaries (the "Operating Companies") and their customers bear no risk of a project's failure or financial distress. From time to time, CSW may agree to provide Guarantees in connection with Exempt Project financings, but these financial supports are carefully monitored and treated as a part of CSW's equity commitment for regulatory reporting and internal control purposes. To date, CSW has never been called upon to fund its obligation under any such Guarantee issued with respect to an investment in an Exempt Project.
               "In addition to the non-recourse nature of the great majority of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the value of a project depends on a long-term, fixed-price, off-take contract (i.e., a power purchase contract), the project debt is typically designed to be of a similar term, with scheduled debt payments usually covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing is typically smaller, so that financial risk is not increased by excessive debt levels. Thus, while Energy's and CSWI's projects with long-term off-take contracts have debt capitalization levels in the 70% to 80% range, Energy's and CSWI's other projects are anticipated to be leveraged at levels similar to those of United States regulated utilities, in the 45% to 55% range.
               "Another financing risk is the potential variability of interest rates. This risk is addressed, in part, by borrowing, to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed but before financial closing, Energy and CSWI are also exposed to interest rate variability. This risk can be (and will be, upon approval of the finance department of Energy or CSWI, as the case may be, as described in the next sentence) mitigated by purchasing financial instruments which provide hedges against interest rate volatility. The finance department of Energy or CSWI, as the case may be, is responsible for reviewing, analyzing and comparing the costs of such financial instruments and the perceived interest rate risk, for approving the purchase of such financial instruments when the cost of the perceived risk exceeds the costs associated with the financial instrument and for monitoring the use of these instruments to ensure they are used properly."
          (o) Subsection (3)(b)(vi) is amended to add the following sentence immediately at the end of the last paragraph thereof as follows:
     "CSW analyzes the perceived risk and costs associated therewith and compares that with the cost of obtaining such insurance and, when such costs associated with such risks exceed the costs of insurance coverage therefor, CSW plans to procure such insurance."
          (p) Subsection (3)(b)(vii) is amended to add the following sentence immediately at the end of the first paragraph thereof as follows:
     "By the authority of the Commission granted pursuant to the effectiveness of this Application-Declaration, CSW expects to make additional investments in Exempt Projects to diversify its portfolio of Exempt Projects by country, project type and stage of development."
          (q) Subsection (3)(b)(vii) is further amended to add the following sentence immediately at the end of the last paragraph thereof as follows:
     "CSW anticipates that its project portfolio will also provide a positive contribution to earnings after the turn of the century."
          (r) The following new Subsection (3)(c) is added to Subsection (3) immediately at the end thereof:
               "(c) Application of Review Process and Risk Factors to Specific Investment Decisions: CSW's acquisition activity in the United Kingdom provides an illustration of the review process and risk analysis outlined above.
               "Review process: The SEEBOARD acquisition project was developed and executed by a CSW team with past experience in U.K. electric utility acquisition activity. In October 1995, before focusing on SEEBOARD, CSW formed a bidding partnership with Houston Industries, Inc. ("Houston"), under the name Texas Energy Partners, and made an acquisition offer for another U.K. regional electricity company, Norweb plc. Although the bid was favorably received by Norweb management, a British water utility made a higher offer. After careful financial analysis, CSW and Houston increased their bid, but were again outbid by the British water company. Because a higher bid posed excessive financial risks and would no longer be beneficial to CSW's shareholders, CSW made a decision to withdraw.
               "Shortly thereafter, CSW met with SEEBOARD's management. After receiving favorable information regarding SEEBOARD's plans, financial characteristics, growth opportunities and management group, CSW made a successful bid.
               "Risk factors: In the SEEBOARD acquisition, construction risk was not a significant factor, since CSW was acquiring a company with existing facilities. Financial risks were addressed through a financing structure relying in significant part on non-recourse financing which limits CSW's exposure.
               "In assessing the commercial and operating risks of acquiring SEEBOARD, CSW took comfort from a number of factors, including SEEBOARD's extremely successful operating history since privatization, its five-year record of earnings and its dividend growth. In addition, CSW considered the high quality of SEEBOARD's management and took steps to retain the services of existing management following the acquisition.
               "To limit the foreign currency risk of the acquisition, CSW took a number of steps. The bulk of the financing for the acquisition borrowed under the CSW Investments Credit Facility is denominated in sterling and is expected to be repaid ultimately out of SEEBOARD's earnings, which are also in sterling. The remainder of the acquisition financing was in the form of dollar-denominated borrowings by CSW under the CSW Credit Agreement. These borrowings have since been repaid in full out of the dollar-denominated proceeds of an offering of CSW common stock and the sale of Transok, Inc. By matching the currency of the debt and the repayment source, these arrangements significantly reduce the exchange rate and currency risks of the acquisition. Finally, the British pound is freely convertible and actively traded, and a variety of financial instruments are available if needed for further management of the currency and exchange rate risk as required.
               "Given the advanced state of the British legal and political system and the developed state of the British economy, the SEEBOARD acquisition did not present significant legal, political, country or economic risks. To reduce any residual legal risk of the acquisition, and to ensure compliance with local law, CSW engaged U.K. counsel to assist in the acquisition.
               "Finally, the SEEBOARD acquisition added to the diversification of CSW's investment activity, which theretofore had been concentrated in Asia and Latin and South America."
          (s) The third paragraph of Subsection (4) is amended to be restated in its entirety as follows:
               "Over the past ten (10) years, the Operating Companies have funded substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings. Present projections indicate that the Operating Companies will continue to fund substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings for the next ten (10) years and that CSW will not have to make any equity investment in any Operating Company for at least the next ten (10) years. Thus, acquisitions of Exempt Projects present CSW with the opportunity to continue to grow through reinvestment of retained earnings in an industry sector that CSW has decades of experience in, while at the same time diversifying overall asset risk. In the event that one or more of the Operating Companies requires additional equity capital after such ten (10) year period, CSW believes that its investments in Exempt Projects will give the CSW system a larger and more diversified base for raising equity capital, because CSW's intended portfolio will be diversified by region and operating assets and have an increased potential for revenue growth and be less susceptible to adverse effects from any one particular market. In addition, as set forth below, CSW believes that its investments in Exempt Projects will help the CSW system remain competitive as competition increases in the U.S. electric utility industry. For these reasons, CSW believes that its investments in Exempt Projects will not have a negative effect on its ability to make any additional equity investments in the Operating Companies that may be required in the future."
          (t) The last paragraph of Subsection (5) is amended to be restated in its entirety as follows:
               "As described in Subsection (2) above, CSW's `aggregate investment' in Exempt Projects is expected to increase to at least $1.231 billion by the year 2001, or approximately 65% of CSW's consolidated retained earnings as of June 30, 1996, without investment in any additional new Exempt Projects as described in Subsection (4) above. The additional authority requested herein will be sufficient to enable CSW to make investments in all Exempt Projects it is presently developing, as well as additional investment opportunities in Exempt Projects that are under investigation at present or that arise in the future."
          3.  In Item 3 ("Applicable Statutory Provisions"):
          (a)  The phrase "CSW addresses each of these
requirements as follows:" at the end of the second paragraph thereof is replaced in its entirety with the following:
               "The Commission has performed an analysis of the requirements of Rule 53(c) with respect to an application- declaration filed by The Southern Company ("Southern") in File No. 70-8725. In such application-declaration, Southern sought almost identical authority to the authority sought by the Applicants hereunder, namely relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in Exempt Projects in an amount not to exceed its `consolidated retained earnings.' The Commission granted such authority by issuing its order making such application-declaration effective on April 1, 1996 (HCAR No. 26501) (the "Southern Order"). In that order, the Commission found that Southern had demonstrated successfully, through the use of certain financial indicators, that investing in Exempt Projects in an amount not to exceed its `consolidated retained earnings' would not have a substantial adverse impact on the financial integrity of its system. A comparison with CSW of those financial indicators used by Southern, considering the size and market position of CSW relative to Southern, demonstrates that the financial integrity of the CSW system is substantially similar to the financial integrity of the Southern system. As discussed below in subsection (1)(g) of this Item 3, any overall differences are not significant especially when compared to other key financial indicators in which CSW outperforms Southern. Thus, this Application- Declaration, which seeks substantially the same authority (for CSW to invest in Exempt Projects in an aggregate amount not to exceed its `consolidated retained earnings'), is consistent with the rational of, and the conclusions reached by the Commission in, the Southern Order."
               "CSW addresses each of the requirements of Rule
     53(c) as follows:"
          (b) Subsection (1) is amended to restate the first sentence of the second paragraph thereof in its entirety as follows:
     "The lack of any "substantial adverse impact" on CSW's financial integrity as a result of increased levels of investments in Exempt Projects can be demonstrated in several ways, including by analyses of CSW's success to date in its investment in SEEBOARD and historic trends in CSW's consolidated capitalization ratios and retained earnings, the market view of CSW's securities and CSW's proven success in obtaining appropriate levels of non-recourse debt financing and third-party equity for its investments in QFs and Exempt Projects."
          (c) Subsection (1) is further amended to add the following paragraphs immediately at the end of the second paragraph thereof:
               "Substantially all of CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) to date in Exempt Projects is in SEEBOARD. As noted above, SEEBOARD has achieved amongst the lowest overall customer tariffs and highest overall returns for its shareholders among the 12 regional electricity companies of the United Kingdom. SEEBOARD holds the highest ratings for customer service, has a highly regarded management team, serves an affluent suburban and rural area and is a low cost-of-service provider. SEEBOARD had net earnings of approximately $118 million for the year ended December 31, 1995, and net earnings for the first six months of 1996 were $51 million, an increase of $12 million over results for the same period in 1995. Thus, CSW's investment in SEEBOARD has improved CSW's overall financial position and demonstrates CSW's ability to prudently make these types of investments.
               "CSW has a solid, competitive core electric utility business, strong management, a growing international presence and diversified businesses that provide real and immediate benefits to CSW's core utility business, as well as enhance the potential for substantial long-term earnings growth. CSW's consolidated retained earnings have grown on average approximately 3.8% per year over each of the previous 5 years, and CSW expects the SEEBOARD acquisition to contribute to additional increases in its earnings in 1996. In January 1996, CSW declared its 45th consecutive annual dividend increase making it one of only a handful of companies on the New York Stock Exchange to have such an uninterrupted history of dividend increases. CSW's consolidated capitalization and interest coverage ratios are within industry ranges for Single-A rated companies. In February 1996, CSW successfully issued approximately $400 million of new common stock, the proceeds of which were used to partially pay down its bridge debt incurred to fund its equity investment in SEEBOARD. CSW paid down the remaining portion of that debt in June 1996 with a portion of the proceeds from the sale of its intrastate gas pipeline subsidiary, Transok, Inc. Finally, the market's assessment of CSW's prospects for future growth and earnings compares favorably to other electric utility companies, and its dividend policy is aligned with the electric industry as a whole. CSW has a strong "customers first" focus, relatively low rates in the region where its system operates, experienced management and strong growth prospects. Due in part to its SEEBOARD investment, CSW expects that its payout ratio will compare favorably to the rest of the electric utility industry in the future."
          (d) Subsection (1)(a) is amended to add the following sentence immediately at the end thereof:
     "Such percentages are not significantly higher than those of Southern as of December 31, 1995 (16.3%, 15.4%, 11.0% and 20.4%, respectively) described by the Commission in the Southern Order as `a relatively small commitment of capital.'"
          (e) Subsection (1)(c) is amended to be deleted in its entirety and to redesignate the remaining subsections of Subsection (1) as appropriate.
          (f) The first three sentences of the newly designated Subsection
(1)(c) are amended to be restated in their entirety as follows:
          "There is every indication that CSW's ability to raise common equity has been positively affected by investments in Exempt Projects, as evidenced by CSW's continued success in raising funds in the capital markets. In February, CSW successfully issued $400 million of its common stock in a public offering. In addition, CSW has ongoing public offerings of common stock through its PowerShare program which commenced in February 1994, and on February 27, 1996 sold 15,525,000 shares of common stock of CSW, at a price of $26.385 per share, the proceeds of which were used to reduce the bridge debt incurred by CSW to fund its equity investment in SEEBOARD."
          (g) The third sentence of subsection (1)(d) is deleted in its entirety and replaced as follows:
               "The implication of a relatively conservative payout policy is that CSW's earnings are more than adequate to cover current dividend levels and to support dividend levels necessary to attract common stock investors, while continuing to strengthen the equity base through retained earnings growth."
          (h) The following sentences are hereby added immediately after the second sentence of the newly designated Subsection (1)(f) (beginning with the words "Specifically, (1) there has been no bankruptcy"):
               "SFAS 121 requires a listing of all assets of a utility that a company plans to write down and take as a loss. CSW presently has no assets listed pursuant to SFAS 121. Based on CSW's current knowledge, no assets with respect to any Exempt Project presently owned (directly or indirectly) by CSW are expected to be placed on such list pursuant to SFAS 121."
          (i) The following sentences are hereby added immediately at the end of the newly designated Subsection (1)(f):
               "None of the circumstances described in Rule 53(b) has occurred. CSW undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) should occur during the authorization period."
          (j) Subsection 1 is amended to add the following new subsection (g) immediately at the end thereof:
               "(g) Any differences between the financial indicators of CSW and Southern discussed in subsection (a) above are not significant as indicated by the performance of CSW in certain other key financial indicators. In particular, based upon publicly available information for Southern, the average of CSW's recent price/earnings ratio (13.5 for the year ended 1995 and 17.7 for the six months ended June 1996), earnings per share ($2.10 for the year ended 1995 and $2.08 for the year ended 1994) and return on equity for shareholders (12.9% for the year ended 1995 and 13.2% for the year ended 1994) are better than those of Southern. CSW believes that such financial indicators exemplify the market's positive assessment of CSW's overall performance and future prospects and that such indicators have been enhanced by CSW's present strategy of diversifying its holdings to include investments in Exempt Projects."
          (k) The first sentence of the second paragraph of Subsection (2) is amended to be restated in its entirety as follows:
     "The conclusion that the Operating Companies and their customers will not be adversely impacted by increased levels of investment by CSW in Exempt Projects is well supported by analyses of the Operating Companies' financial integrity (including ability of the Operating Companies to issue senior securities), lack of present and anticipated need for any equity capital from CSW for the next ten (10) years (as discussed in Subsection
     (4) of Item 1 and Subsection (2)(c) of this Item 3), continuing compliance with other applicable requirements of Rule 53(a) and the proven effectiveness of State commission oversight together with the affirmation by the State commissions of Louisiana, Oklahoma and Texas that they have authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective state from any adverse impact, and the acknowledgement by the State commission of Arkansas that it does not object to the relief sought by CSW in this Application-Declaration, contained in the letters from the State commissions filed as Exhibit 2 to this Application-Declaration. The State commissions can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which exclude any utilities with adverse impacts due to foreign investments or EWGs. Therefore, the States have the authority and the mechanism to prohibit any adverse effects on the cost of capital due to investments in Exempt Projects from being passed on to ratepayers. CSW has complied and will continue to comply with the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions."
          (l) Subsection (2)(a) is amended to be restated in its entirety (excluding footnote 3, which shall remain as previously stated) as follows:
                    "(a) All of CSW's investments in Exempt Projects are, and are currently expected in the future to remain, segregated from the Operating Companies. The Operating Companies are, and are currently expected in the future to remain, insulated from the direct effects of investments by CSW in Exempt Projects. No Operating Company owes indebtedness or has extended credit or sold or pledged its assets directly or indirectly to any Exempt Project in which CSW owns any interest, no Operating Company intends to do so in the future, and any losses that may be incurred by such Exempt Projects would have no effect on domestic rates of any Operating Company (because of the Applicants' undertaking not to seek recovery in rates). CSW represents that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate CSW for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns on such investments."
          (m) Subsection 2(c) is amended to restate the first paragraph thereof in its entirety as follows:
               "(c) Additional investments in Exempt Projects will not have any negative impact on the Operating Companies' ability to fund operations and growth. The last significant equity infusion by CSW in the Operating Companies was made in 1985 (approximately $70 million). Over the past 10 years, the Operating Companies have funded substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings. Present projections indicate that the Operating Companies will continue to fund substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings for the next 10 years and that CSW will not have to make any equity investment in any Operating Company for at least the next ten (10) years. In addition, present projections indicate that CSW will not have to make any equity investment in SEEBOARD during the next ten (10) years to maintain SEEBOARD's existing business. Any additional investment by CSW in SEEBOARD would be subject to the provisions of the Act and the rules thereunder and would increase CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in Exempt Projects in accordance with Rule 53(a) of the Act."
          (n) After the first sentence of Subsection (2)(e), a new sentence and footnote 5 are hereby added, reading as follows:
     "These ratings were affirmed by Standard & Poor's following the announcement of the SEEBOARD acquisition in November 1995.(FN) "

     (FN) In other rating action since the announcement of CSW's plans to acquire SEEBOARD in November 1995, Moody's Investors Service in December 1995 lowered its rating on CSW commercial paper from Prime-1, the highest rating, to Prime-2, the next-highest rating. In addition, each of Standard & Poor's and Moody's lowered its ratings on SEEBOARD's unsecured debt from AA+ to A- and from Aa2 to Baa1, respectively, and on SEEBOARD's commercial paper from A-1+ to A-2 and from P-1 to P-2, respectively. Based on currently available public information and correspondence with the rating agencies that rate the CSW system, CSW believes that such downgradings relate to the structure and size of the acquisition of SEEBOARD and not to the status of SEEBOARD as a FUCO. The rating changes apply only to CSW commercial paper and securities of SEEBOARD. The ratings do not apply to any securities of the Operating Companies and should have no adverse effect on the Operating Companies. All of the new ratings are investment-grade ratings. In addition, the new rating on CSW commercial paper (Prime-2) signifies `a strong capacity for short-term promissory obligations,' with `sound' earnings trends and coverage ratios, `appropriate' capitalization characteristics, and `ample' alternate liquidity. In addition, on August 27, 1996, Standard & Poor's decided to put a `negative outlook' on the ratings of the Operating Subsidiaries, which is not an actual downgrading of the rating of the securities of such companies, but is an indication that Standard & Poor's believes that conditions exist that could justify such a downgrading at some future time. Based on currently available public information and correspondence with the ratings agencies that rate the CSW system, CSW believes that Standard & Poor's justification for such `negative outlook' is the potential uncertainty that the Operating Subsidiaries face in future rate cases and is not dependent on CSW's investments in Exempt Projects. As of September 27, 1996, no actual downgrading of the securities of any of the Operating Subsidiaries or CSW had occurred. Additionally, as of such date, such `negative outlook' has not had (i) a substantial adverse impact on the financial integrity of CSW's holding company system or (ii) an adverse impact on any Operating Company or its customers, or on the ability of State commissions to protect the Operating Companies."

          (o) The last sentence of text of Subsection (2)(e) before the tables is amended to be restated in its entirety as follows:
     "Based on currently available public information and correspondence with the ratings agencies that rate the CSW system, CSW believes there has been no adverse effect on the financial ratings of the Operating Companies as a result of CSW's investments in Exempt Projects."
          (p) Subsection (2)(e) is amended to add the following tables at the end thereof:

          "Moody's Rating:         1991 1992 1993 1994 1995

          SWEPCO                   Aa2  Aa2  Aa2  Aa2  Aa2
          WTU                      Aa2  Aa2  Aa2  Aa2  A1
          CPL                      A2   A2   A2   A2   A2
          PSO                      Aa2  Aa2  Aa2  Aa2  Aa3

          Duff & Phelps Rating:    1991 1992 1993 1994 1995

          SWEPCO                   AA+  AA+  AA+  AA+  AA+
          WTU                      AA   AA   AA   AA   AA-
          CPL                      A    A    A    A    A
          PSO                      AA   AA   AA   AA   AA".

          (q) Subsection (2)(h) is amended to be restated in its entirety (excluding footnote 6, which shall remain as previously stated) as follows:
               "(h) In the opinion of CSW, Energy and CSWI, the four State commissions of Arkansas, Louisiana, Oklahoma and Texas have jurisdiction over the Operating Companies and are able to protect utility customers within their respective states. The State commissions have not raised objections (or have withdrawn any such objection) to CSW's current investments in Exempt Projects. To provide the Commission with additional assurances, CSW met with each of the State commissions having jurisdiction over the Operating Companies and requested each to provide the Commission with a letter certifying that such State commission has jurisdiction over certain Operating Companies and that such State commission will protect ratepayers from any adverse effect or costs that might result from CSW's investments in Exempt Projects. Specifically, CSW, SWEPCO and the State commission of Arkansas have entered into an agreement to ensure that such State commission has the ability to protect its ratepayers against any potential adverse impact that may result from investments by CSW in Exempt Projects; the State commission of Louisiana asserts in its letter included in Exhibit 2 that it "has the authority and jurisdiction to protect the ratepayers of SWEPCO, and intends to exercise such authority" and that such authority "is applicable to all EWGs and FUCOs in which CSW or its subsidiaries seek to obtain an ownership interest"; the State commission of Oklahoma asserts in its letter included in Exhibit 2 that it has both State "constitutional and statutory authority . . . to supervise and regulate electric utilities and all matters relating to the performance of their public duties and their charges therefore, and to correct any abuses of such utilities" and that it "intends to exercise such authority"; and the State commission of Texas asserts in its letter included in Exhibit 2 that a State rule is in effect, the purpose of which is "to ensure that Texas ratepayers are protected from the potential adverse effects associated with FUCO diversification" and that "the rule requires the reporting of certain information so the [State commission of Texas] may monitor FUCO activities and requires the holding company to make certain covenants designed to insulate the utility from the potential adverse effects of FUCO activities." Additionally, with respect to certain State commissions, CSW will, among other things, have to comply with certain reporting requirements and covenant that such investments in Exempt Projects will not result in any obligation by the Operating Companies. CSW and its affiliates have been subjected to numerous audits by the FERC and the Commission, and it is assumed both staffs will participate in future audits. Audits by the Commission have not raised "significant" questions."
          (r) Subsection (3) is added immediately at the end of Subsection (2) as follows:
     "Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Project, or other transactions by such registered holding company or its subsidiary other than with respect to Exempt Projects, shall not consider the effect of the capitalization or earnings of any subsidiary which is an Exempt Project upon the registered holding company system if the provisions of Rule 53(a),
     (b) and (c) are satisfied. If the transactions contemplated hereby are consummated and CSW's `aggregate investment' in Exempt Projects exceeds 50% of its `consolidated retained earnings,' the provisions of Rule 53(a) will not be satisfied. The Applicants have included in this Application certain reporting requirements that are intended to enable the Commission to monitor the impact of the transactions for which authority is sought hereby. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of Exempt Projects on other transactions for which CSW will require authorization."
               4.  In Item 5 ("Procedure"), the following
paragraph is hereby added immediately at the end of such Item 5:
               "CSW proposes to file, within 60 days after the end of the applicable quarter, a quarterly report pursuant to Rule 24, commencing with the report for the quarter ending September 30, 1996, which contains the following information:
          (i)       A computation in accordance with Rule 53(a)
                    (as modified by the Commission's order in this proceeding) of CSW's `aggregate investment' in all Exempt Projects;
          (ii) CSW's cumulative `aggregate investment' in all Exempt Projects expressed as a percentage of: total capitalization, net utility plant, total consolidated assets and market value of common equity, all as of the end of such quarter;
          (iii) Consolidated capitalization ratios as of the end of such quarter, with consolidated debt to be inclusive of all short-term debt and non-recourse debt of Exempt Projects to the extent normally consolidated under applicable financial reporting rules;
          (iv) The market-to-book ratio of CSW's common stock at the end of such quarter;
          (v) An analysis of the growth in consolidated retained earnings which segregates earnings growth attributable to Exempt Projects as a whole versus all other subsidiaries of CSW; and
          (vi) A breakdown in revenues and net income of each of the Exempt Projects for the 12-months then ended.
               CSW proposes to file a single report under Rule 24 which combines the foregoing information with the information required pursuant to Rule 24 in File No. 70-8423
     (Holding Co. Act Rel. Nos. 26156 and 26383, dated November
     2, 1994 and September 27, 1995, respectively)."
          As so amended, the Application-Declaration is hereby restated in its entirety as follows:
Item 1.   Description of Proposed Transaction.
          (1) History and Nature of Request. CSW is a registered holding company under the Act. Since 1990, CSW, directly or through its wholly-owned subsidiary, Energy, has engaged in development activities to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct (such construction subject to further Commission authorization), "qualifying facilities" ("QFs") as defined under the Public Utility Regulatory Policies Act of 1978, as amended, and independent power facilities, including exempt wholesale generators, as defined in Section 32(a) of the Act ("EWGs"). Since 1994, CSW, directly or through its wholly-owned subsidiary, CSWI, has engaged in development and investment activities with respect to EWGs and foreign utility companies, as defined in Section 33(a) of the Act ("FUCOs" and, collectively with EWGs, the "Exempt Projects"), and is authorized to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation) to foreign electric utility enterprises that are not Exempt Projects.
          CSW is presently authorized under the terms of orders and supplemental orders issued under File Nos. 70-7758, 70-8205 and 70-8423 (collectively, the "Financing Orders") to finance the operations of CSW, Energy, CSWI and their respective subsidiaries by issuing and selling debt and equity securities and by issuing guarantees of the securities of certain subsidiaries. CSW's authorization under the Financing Orders may be summarized as follows:
          (a) File No. 70-7758. Pursuant to an order of the Commission dated September 28, 1990 (HCAR No. 25162) and supplemental orders dated November 22, 1991 (HCAR No. 25414),
December 31, 1992 (HCAR No. 25728) and November 28, 1995 (HCAR
No. 26417) with respect to File No. 70-7758, CSW and Energy obtained authorization, among other things, to (i) spend up to $250 million to conduct preliminary studies of, to investigate, to research, to develop, to consult with respect to, and to agree to construct (such construction subject to further Commission authorization), QFs and independent power facilities, including
EWGs; and (ii) finance such activities through capital contributions, open account advances and loans in an aggregate amount not to exceed $250 million. Such authorization expires on December 31, 2000.
          (b) File No. 70-8205. Pursuant to an order of the Commission dated August 6, 1993 (HCAR No. 25866) and a supplemental order dated November 28, 1995 (HCAR No. 26416), CSW and Energy obtained authorization, among other things, from time to time to issue letters of credit, bid bonds or guarantees (collectively, the "CSWE Guarantees") in connection with the development of QFs and independent power facilities, including EWGs, in an aggregate amount not to exceed $75 million. Such authorization expires on December 31, 2000.
          (c) File No. 70-8423. CSW and Energy received authority of the Commission by order dated November 3, 1994 (HCAR No. 26156) and a supplemental order dated September 27, 1995 (HCAR No. 26383), among other things, (i) to organize CSWI and certain other subsidiaries meeting certain specifications set forth in the application-declaration in File No. 70-8423 (the "Project Parents") to invest in Exempt Projects in an amount up to 50% of CSW's "consolidated retained earnings" as determined in accordance with Rule 53(a)(1)(ii) under the Act for such investments for which there is recourse to CSW and up to $3 billion for such investments for which there is not recourse to CSW, (ii) to fund such investments from time to time through issuances by CSW, CSWI and/or Project Parents of stock, partnership interests, promissory notes, commercial paper or other debt or equity securities and (iii) for CSW to provide guarantees of, and to arrange for letters of credit, bid bonds or similar credit support arrangements (collectively, the "CSWI Guarantees"; and together with the CSWE Guarantees, collectively, the "Guarantees") concerning CSWI's or Project Parents' activities permitted under such order and supplemental order. In addition, the order and supplemental order in such file authorize CSW, directly or through CSWI or their respective subsidiaries, to provide design, construction, engineering, operation, maintenance, management, administration, employment, tax, accounting, economic, financial, fuel, environmental, communications, energy conservation, demand side management, overhead efficiency, utility performance and electronic data processing services and software development and support services in connection therewith to Exempt Projects and (except for operation) to foreign electric utility enterprises that are not Exempt Projects. Such authorization expires on December 31, 1997.
          Under the terms of each of the Financing Orders, CSW may use the proceeds of common stock sales and borrowings, among other things, to finance the acquisition of the securities of or otherwise invest in one or more Exempt Projects, and may issue Guarantees in respect of the securities of such Exempt Projects; provided, that the sum of the Guarantees at any time outstanding and the net proceeds of common stock sales and borrowings by CSW that may at any time be used by CSW to fund investments in Exempt Projects (whether directly or indirectly through Energy, CSWI or Project Parents) shall not, when added to CSW's "aggregate investment," as defined in Rule 53(a) under the Act, in all such entities, exceed 50% of CSW's "consolidated retained earnings." The term "consolidated retained earnings," also defined in Rule 53(a), is the average of consolidated retained earnings for the previous four quarters, as reported in CSW's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. CSW's "consolidated retained earnings" as of June 30, 1996 were approximately $1.883 billion.
          (2) Description of Exempt Projects Presently Owned or Under Investigation by CSW. CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) as of August 15, 1996 was approximately $852.1 million in Exempt Projects, or about 45% of CSW's "consolidated retained earnings" as of June 30, 1996, which were approximately $1.883 billion. Additional funds required to purchase the securities of and/or finance construction costs of the facilities owned by these entities have been obtained from lenders on a non-recourse basis; that is, from loans that are secured solely by the assets and revenues of a particular Exempt Project or the Project Parent that holds the ownership interest in such Exempt Project and for which the lender does not have recourse to CSW or any associate company (other than another Exempt Project or a Project Parent), except to the extent of any presently effective Guarantees, which are included in CSW's "aggregate investment" for purposes of Rule 53(a). CSW's present holdings of Exempt Projects are as follows:
               (a) SEEBOARD plc ("SEEBOARD"). On November 6, 1995, CSW, indirectly through CSW (UK) plc ("CSW UK"), announced its intention to commence an offer in the United Kingdom to acquire all of the outstanding share capital of SEEBOARD for an aggregate purchase price of approximately $2.52 billion, which was reduced by approximately $400 million to approximately $2.12 billion to reflect the distribution by SEEBOARD to its shareholders, including CSW UK, of SEEBOARD's ownership interest in The National Grid Group plc, which occurred effective December 11, 1995. On January 10, 1996, CSW UK announced that all conditions necessary to consummate the offer for SEEBOARD had been satisfied or waived, and that such offer had been declared wholly unconditional in all respects. As of April 30, 1996, CSW UK had acquired shares representing 100% of the outstanding share capital of SEEBOARD.
          SEEBOARD, which is a FUCO, serves approximately 2 million customers in England. SEEBOARD's distribution territory covers approximately 3,000 square miles and extends from the outlying areas of London to the English Channel. It was one of the 12 regional electricity companies created in 1990 by the British government as part of the privatization of the electric utility industry in England and Wales. SEEBOARD is primarily a distribution and supply company, purchasing most of its electricity requirements from third-party generators.
          As of August 15, 1996, having acquired 100% of the outstanding share capital of SEEBOARD, CSW had contributed approximately $829 million of the purchase price of SEEBOARD, and had an "aggregate investment" (as defined under Rule 53(a) of the Act) in SEEBOARD of approximately $829 million. CSW initially obtained such funds through borrowings under an $850 million credit agreement (the "CSW Credit Agreement"). On February 27, 1996, CSW sold 15,525,000 shares of CSW common stock and received approximately $398 million in net proceeds, which CSW used on February 28, 1996 to repay a portion of the indebtedness incurred by CSW to finance the acquisition of SEEBOARD. On June 6, 1996, CSW completed the sale of Transok, Inc. and on June 13, 1996, used a portion of the net proceeds from such sale to repay in full the remaining indebtedness outstanding under the CSW Credit Agreement. The remaining funds needed to consummate the acquisition -- approximately $1.29 billion -- have been obtained by CSW UK from capital contributions or loans by its sole shareholder, CSW Investments, which arranged a credit facility (the "CSW Investments Credit Facility") for that purpose. CSW Investments is a company organized under the laws of the United Kingdom and is an indirect, wholly-owned subsidiary of CSWI. The CSW Investments Credit Facility is neither guaranteed by, nor otherwise provides for recourse to, CSW, CSWI or any of CSW's operating utility subsidiaries. As of August 15, 1996, CSW Investments had borrowed approximately $1.27 billion under the CSW Investments Credit Facility solely to fund CSW's investment in SEEBOARD. As of September 3, 1996, CSW UK transferred all of the share capital of SEEBOARD to SEEBOARD Group plc, also a wholly-owned indirect subsidiary of CSW, to allow CSW to enjoy certain tax benefits that had accrued to CSW UK.(FN)

(FN) CSW holds its interest in SEEBOARD indirectly through several Project Parents. CSW owns 100% of the outstanding share capital of CSWI. CSWI owns 100% of the outstanding share capital of each of CSW International Two, Inc., a Delaware corporation ("CSWI 3"). CSWI 2 owns 99.9% of the outstanding share capital of CSW Investments, and CSWI 3 owns the remaining 0.1% of the outstanding share capital of CSW Investments. CSW Investments owns 100% of theoutstanding share capital of each of CSW UK and SEEBOARD Group plc. Prior to September 3, 1996, CSW UK owned all of the outstanding share capital of SEEBOARD.

    As the result of a recent restructuring, SEEBOARD Group plc own 100% of the outstanding share capital of SEEBOARD. On September 3, 1996, CSW Investments restructured its indirect ownership of SEEBOARD, such that 100% of the outstanding share capital of SEEBOARD was transferred from CSW UK to SEEBOARD Group plc. This transaction took CSW UK out of the chain of ownership of SEEBOARD and made available certain tax attributes of CSW UK.
CSW is seeking a third parety to acquire CSW UK, and such tax attributes will be sold to s;uch third party along with the outstanding share capital of CSW UK.





 CSW Investments anticipates that amounts borrowed under the CSW
Investments Credit Facility, or amounts borrowed in the capital markets in order to refinance indebtedness under the CSW Investments Credit Facility, will be repaid through dividends and other amounts received, indirectly through SEEBOARD Group plc, from SEEBOARD. Giving effect to the financing arrangements described above, CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in SEEBOARD is expected to remain approximately $829 million.
          When CSW decided to acquire SEEBOARD, CSW anticipated that SEEBOARD would make an immediate contribution to CSW's earnings per share. Results for the first and second quarters of 1996 have been consistent with CSW's expectations. CSW's earnings for the first quarter of 1996 were $51 million, or 26 cents per share, up from $39 million, or 20 cents per share, for the first quarter of 1995, and CSW's earnings for the second quarter of 1996 were $128 million, or 61 cents per share, up from $103 million, or 54 cents per share, for the second quarter of 1995. Along with higher kilowatt sales resulting from increased usage and weather-related demand experienced by the Operating Subsidiaries, the increase was due primarily to the addition of earnings from SEEBOARD. In addition to providing CSW with a relatively stable source of income in the future, the SEEBOARD acquisition is particularly attractive to CSW for other reasons. First, CSW believes that it will add value to its investment in SEEBOARD's shares, primarily through implementation of cost savings measures. Under the British regulatory system, the benefits of these cost savings will accrue primarily to CSW, as SEEBOARD's shareholder. Second, CSW, through SEEBOARD, will compete as a power marketer in a market in which retail customers with a minimum annual peak demand of 100 kilowatts or more can choose their electricity supplier. The experience that CSW will gain in operating a utility in such a competitive environment is expected to be highly valuable to CSW in the United States. Finally, CSW's purchase of SEEBOARD is the first in a series of anticipated events that will lead to a rationalization, possibly through further consolidations, of the electricity sector in the United Kingdom, a process that in itself could produce attractive returns for investors. By acquiring SEEBOARD, CSW has achieved early entry into that market and therefore believes that it is positioned to earn an attractive return on its investment. CSW projects returns of ["P"] % on CSW's investment in SEEBOARD for the years 1996 through 1999. These returns are commensurate with the risk associated with a distribution system and demonstrate strong, solid earnings and steady cash flows. These returns are expected to contribute to the financial strength of the CSW system for many years to come.
          SEEBOARD has been among the most profitable and successful of the regional electricity companies of the United Kingdom. Among the 12 regional electricity companies in England and Wales that resulted from the privatization of the sector by the British Government in 1990, SEEBOARD has achieved amongst the lowest overall customer tariffs and highest overall returns for its shareholders. Since privatization, not only has SEEBOARD provided the greatest return to shareholders of all the 12 regional electricity companies in the U.K., but at the time of its acquisition by CSW, SEEBOARD had outperformed all the other privatized water, gas and telecommunication utilities. It also holds the highest ratings for customer service, as measured by the U.K. Office of Electricity Regulation, and has a highly regarded management team which, since privatization, has led SEEBOARD to five years of steady growth in earnings and dividends. By these measures, with SEEBOARD, CSW believes it acquired the highest rated and best performing regional electricity company in the United Kingdom.
               (b) CSW, indirectly through a wholly-owned Mexican subsidiary of CSWI, and Alpek, S.A. de C.V., a company organized under the laws of the United Mexican States ("Alpek"), are developing jointly a project near Altamira, in the state of Tamaulipas, Mexico (the "Altamira Project"), which will be an Exempt Project. Alpek is a subsidiary of Grupo Alfa, a large Mexican company with business interests in petrochemicals, food, steel, telecommunications and other areas. The project is a nominal 105 megawatt gas-fired cogeneration facility that will serve an expanding industrial park. The project will be expandable to 400 megawatts. Most of the customers for electricity and steam are either Alpek affiliates or Alpek joint venture partners that are located either in the industrial park or some distance away in Monterrey, Mexico. Long-term contracts are presently in place for all the necessary steam production and for approximately 20% of the electricity production, with another 60% of the electricity production having been committed to be purchased under letters of intent. In each case, such purchases will be made, for the most part, in U.S. dollars or dollar- indexed pesos. Contract negotiations have also been completed with the Mexican gas entity, Pemex Gas y Petroquimica B sica, for the long-term supply of natural gas to the project and with the electric company, Comisi(cent)n Federal de Electricidad, for a backup supply and the transportation of electricity. The Altamira Project is expected to begin construction during the third quarter of 1996 and completion is anticipated to be in early 1998. CSW is expected to provide financing for the construction of the Altamira Project until third party financing is secured. Alpek has guaranteed to CSW the repayment of 50% of such financing provided by CSW. CSW's expenditures in the Altamira Project as of August 15, 1996 were approximately $2.9 million. However, assuming for purposes of this Application-Declaration that the agreement by Alpek to guarantee 50% of the financing to be supplied by CSW until third party financing is secured does not reduce CSW's "aggregate investment", then during the construction period, CSW's "aggregate investment" in the Altamira Project is ultimately expected to be approximately $85 million.
               (c) Energy, with its partners, Northwest Power Enterprises, Inc., and KLT Power Generation, Inc., are developing jointly projects in the Pacific Northwest of the United States. In connection with such development activities, an EWG application has been filed with and approved by the Federal Energy Regulatory Commission ("FERC") for the Northwest Regional Power Facility.
               The Northwest Regional Power Facility is an 838 megawatt gas-fired EWG project located in Creston, Washington. The project is in the last stage of approval from the Washington State Energy Facility Site Evaluation Council to obtain a permit to construct. Power sales activity is expected to escalate upon approval.
               Energy is also investigating two additional projects, which may qualify as EWGs, for development in the Pacific Northwest. The Everett Delta Project is a 238 megawatt project located in Everett, Washington designed to provide electric power to the Snohomish Public Utility District and others while providing thermal energy to a paper recycling facility. The Starbuck Project is a 244 megawatt peaking-type combustion turbine project to be located near Starbuck, Washington. CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) as of August 15, 1996 with respect to the Northwest Regional Power Facility was approximately $5 million. CSW's anticipated "aggregate investment" in the projects presently under consideration by Energy and its joint venture partners in the Pacific Northwest is expected to be approximately $175 million with the placement of equity expected to occur between 1997 and 2000.
               (d) CSWI, indirectly through a Project Parent, has entered into a letter of intent with a Brazilian company to acquire, directly or indirectly, an ownership interest in Exempt Projects located in Brazil. Assuming the transactions in such letter of intent are consummated, CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in such Exempt Projects is expected to be approximately $100 million. CSW's expenditures on these projects as of August 15, 1996 were approximately $1.8 million.
               (e) On May 17, 1995, Energy, through its wholly-owned subsidiary Newgulf Power Venture, Inc., a Delaware corporation ("Newgulf Power"), purchased an 85 megawatt electric generating facility located in Wharton County, Texas (the "Newgulf Project"). The electric generating facility was originally operated by an unaffiliated third party owner as a topping-cycle cogeneration facility that qualified as a QF and provided steam to a sulfur mine operated by the former owner. The sulfur mine has been closed and no longer requires a steam supply from the facility. Energy modified the generating assets to operate in a combined cycle mode and the Newgulf Project was deemed ready for commercial operation on September 1, 1996. Newgulf Power filed and the FERC approved an application for determination of its status as an EWG in connection with its ownership and operation of the Newgulf Project. Energy anticipates operating the Newgulf Project during the remaining warm-weather months of 1996. Energy's "aggregate investment" (as defined under Rule 53(a) of the Act) in the Newgulf Project as of August 15, 1996 was approximately $15 million. Energy expects its ultimate "aggregate investment" in the Newgulf Project to be approximately $17 million by the end of the third quarter of 1996.
               (f) CSW Power Marketing, Inc., a Delaware corporation and a wholly-owned subsidiary of CSW ("Power Marketing"), filed and the FERC approved an application for a determination of its status as an EWG. Power Marketing will conduct business activities such as power marketing, power brokering and fuel delivery and brokering activities. CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in Power Marketing as of August 15, 1996 was less than $200,000. CSW's "aggregate investment" (as defined under Rule 53(a) of the
Act) in Power Marketing is expected to be approximately $25 million.
               (g) Anticipated Investments in Exempt Projects. As of August 15, 1996, CSW had an "aggregate investment" (as defined under Rule 53(a) of the Act) in Exempt Projects of approximately $852.1 million. Giving effect to the additional expected investments and the assumptions being made for such investments described above, CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in Exempt Projects is expected to increase to at least $1.231 billion by the year 2001, summarized as follows:
                              Approximate         Approximate
                              8/15/96             Anticipated
Project             Type      Investment          Investment

SEEBOARD            FUCO      $829 million        $829 million
Alpek Project       FUCO      $2.9 million        $85 million
Northwest Regional
 Power Facility     EWG       $5 million          $175 million
Brazil Project      FUCO      $0 million          $100 million
Newgulf Project     EWG       $15 million         $17 million
Power Marketing     EWG       $.2 million         $25 million

Total                         $852.1 million      $1.231 billion

          (3) Risk Profile of CSW's Investments in Exempt Projects. Investments in independent power production facilities and foreign utility systems involve a variety of risks that are not necessarily present in the traditional, regulated, electric utility industry. The Applicants have established comprehensive procedures to identify and address (i.e., limit and/or mitigate) these risks.
               (a) The Project Review Process. Every potential project investment opportunity developed by Energy or CSWI is subjected to a series of formal reviews to ensure the project's soundness. The process begins with a consideration of Energy's and CSWI's strategic plans which survey independent power opportunities domestically and throughout the world and provides a variety of tools to assist in the evaluation of risks. These plans, which are updated periodically, lead to the identification of projects and countries where Energy or CSWI intends to pursue project development efforts. The plans also lead to the development of budgeted levels of expenditure on foreign development activities. Before CSW makes any investment in a foreign country, an analysis of that opportunity, including the specific country risk, is presented first to the executive management group at Energy or CSWI, as the case may be, then to the board of directors of Energy or CSWI, as the case may be, and finally to CSW's board of directors. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities and whether local business practices will support long-term investment of private capital. The board of directors of both CSW and either Energy or CSWI (as the case may be) must approve investments in any foreign country. This careful planning and budgeting process helps to mitigate an important risk of the independent power business: the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.
          Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. In addition, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of Energy or CSWI, as the case may be, with functional oversight over the relevant risk factor subject matter.
          Finally, every project is subjected to increasing levels of management review. Depending on the amount of CSW's anticipated financial exposure to a particular project, the proposed investment must be approved successively by the entire executive management group of Energy or CSWI (as the case may be), the board of directors of Energy or CSWI (as the case may be), and finally, by the board of directors of CSW.
          Significantly, the final project review process is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. Project debt maturities are often long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Typically, project debt documents require the establishment of plant overhaul, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies. Energy's and CSWI's success in arranging appropriate levels of non-recourse financing for its QF and Exempt Project investments in effect serves as a validation of the project review process described above.
               (b) Risk Mitigation of Independent Power Projects. Each of Energy and CSWI carefully evaluates the potential risks of an independent power project or foreign utility system before CSW's funds are committed.
                    (i) Operating risks. Each of Energy and CSWI has focused its project development efforts on projects that use fuel technologies with which the CSW System has existing competencies in coal, gas or oil generation. Due diligence of operating assumptions is carried out by Energy's and CSWI's engineers with experience in the technology being evaluated and by outside technical consultants. The risk of changes in the price of fuel is typically passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. Further, in addition to such operating risks subject to mitigation prior to an investment, when Energy, CSWI or one of its affiliates is responsible for managing the day-to-day operations of Exempt Projects in which it holds an ownership interest, its ability to address and correct problems that may arise during operation is far greater than would be the case if operating control were in the hands of a third party.
                    (ii) Construction risks. Construction risks are typically addressed under fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The credit-worthiness and "track record" of the construction contractor is a very important consideration in this regard. In those cases where Energy or CSWI, as the case may be, or its respective subsidiary serves as its own general construction contractor, it looks to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.
                    (iii) Commercial risks. Many independent power projects rely on the "off-take" commitment of a single power purchaser, usually the local utility company, to eliminate all or most of the risk of variation in revenues. In such cases, Energy or CSWI, as the case may be, makes an assessment of the credit-worthiness of the power purchaser over the life of the project and/or seeks to have a contingency plan in the event of off-take defaults.
          In competitive power markets outside the United States, long-term off-take contracts are not always available and electricity prices may be determined by supply and demand. Energy and CSWI conduct extensive investigations of the electricity markets in these environments to ensure the viability of long-term demand. Further, Energy and CSWI seek projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus providing that the project will be a competitive supplier.
                    (iv) Financial risks. Energy and CSWI address the financial risks of their respective projects in a variety of ways. First and foremost, Energy and CSWI seek to secure the maximum amount of permanent debt financing for such projects that is available at reasonable cost and that is, by its express terms, non-recourse to CSW or any associate company (other than other Exempt Projects or Project Parents). This means that the non-recourse debt of each project or foreign utility system is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from CSW. The amount of such non-recourse debt applicable to Exempt Projects owned directly or indirectly by CSW as of August 15, 1996, was approximately $1.27 billion. This method of financing ensures that CSW's exposure to any independent power project is limited to the amount of its equity commitment and that CSW's domestic public utility subsidiaries (the "Operating Companies") and their customers bear no risk of a project's failure or financial distress. From time to time, CSW may agree to provide Guarantees in connection with Exempt Project financings, but these financial supports are carefully monitored and treated as a part of CSW's equity commitment for regulatory reporting and internal control purposes. To date, CSW has never been called upon to fund its obligation under any such Guarantee issued with respect to an investment in an Exempt Project.
          In addition to the non-recourse nature of the great majority of project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the value of a project depends on a long-term, fixed-price, off-take contract (i.e., a power purchase contract), the project debt is typically designed to be of a similar term, with scheduled debt payments usually covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing is typically smaller, so that financial risk is not increased by excessive debt levels. Thus, while Energy's and CSWI's projects with long-term off-take contracts have debt capitalization levels in the 70% to 80% range, Energy's and CSWI's other projects are anticipated to be leveraged at levels similar to those of United States regulated utilities, in the 45% to 55% range.
          Another financing risk is the potential variability of interest rates. This risk is addressed, in part, by borrowing, to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed but before financial closing, Energy and CSWI are also exposed to interest rate variability. This risk can be (and will be, upon approval of the finance department of Energy or CSWI, as the case may be, as described in the next sentence) mitigated by purchasing financial instruments which provide hedges against interest rate volatility. The finance department of Energy or CSWI, as the case may be, is responsible for reviewing, analyzing and comparing the costs of such financial instruments and the perceived interest rate risk, for approving the purchase of such financial instruments when the cost of the perceived risk exceeds the costs associated with the financial instrument and for monitoring the use of these instruments to ensure they are used properly.
                    (v) Foreign currency exchange risk. There are several ways in which Energy and CSWI have addressed the foreign currency exchange risk element, depending on the status of the host country. In countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from a project is payable in or indexed to hard currency (almost invariably United States dollars), as is presently contemplated to be the case with the Altamira Project. In addition, back-up guarantees or other undertakings by the central government may be available to ensure that the United States dollar payments due under an off-take contract are actually made available by the central bank or ministry of finance.
          In some countries, the source of revenues can be tied in other ways to the United States dollar. For example, the capacity charge element of revenues derived by an Exempt Project may be tied to the cost of new capacity measured in United States dollars. In addition, an Exempt Project's revenue may be expressed in a unit of account (i.e., a national monetary unit) which adjusts for any inflation of the local currency, thereby protecting the project against depreciation of the currency.
          In other cases (SEEBOARD, for example), the non-recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In addition, in more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.
                    (vi) Legal risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.
          In addition to the specific risks mentioned above, investment outside the United States can entail country-specific risks related to political or economic performance. As indicated above, Energy and CSWI evaluate country risk at the outset of any project development effort and attempt to mitigate this risk through a number of measures. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several decisional levels up to and including CSW's board of directors before any investment occurs. In addition to a general review, the country analysis focuses specifically on the country's electric sector and on the government's support for private ownership in that sector.
          Also at the outset of development work in a foreign country, Energy and CSWI seek local partners who are experienced in doing business in the host country. Local partners are a very important element in mitigating the risk of future expropriation or unfair regulatory treatment. An additional mitigating factor is the participation of official or multilateral agencies in a project. When funds for the project are supplied by government- sponsored export credit agencies or other governments or institutions, such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm a project's viability. In addition, political risk can often be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even "creeping" nationalization brought about by punitive regulation. CSW analyzes the perceived risk and costs associated therewith and compares that with the cost of obtaining such insurance and, when such costs associated with such risks exceed the costs of insurance coverage therefor, CSW plans to procure such insurance.
                    (vii) Portfolio Diversification. Apart from the detailed and comprehensive approach to the specific risks described above, CSW's fundamental view is that the best long-term approach to managing the risk of investing in the independent power business is through diversifying both the type and the location of projects. In this regard, CSW recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. Consequently, CSW is committed to diversifying its investments across countries and regions of the world. CSW's strategy has been focused on investment opportunities in North America (outside the core regulated business of CSW), Europe, Latin America, Australia and Asia. Substantial investments have been made in the first two regions, and extensive development efforts are underway in Latin America and, to a lesser degree, in Asia. By the authority of the Commission granted pursuant to the effectiveness of this Application-Declaration, CSW plans to make additional investments in Exempt Projects to diversify its portfolio of Exempt Projects by country, project type and stage of development.
          Regional diversification is important since economic and political instability, when they have occurred historically, have tended to involve multiple countries in a region. Accordingly, CSW's board of directors may set limits on investment in specific countries which vary according to an assessment of the country's stability.
          Another element of CSW's diversification policy is to achieve a balance between so-called "greenfield" projects and acquisitions of existing facilities and power systems. Greenfield projects are those that involve completely new development and construction of electric facilities, principally generating stations. Greenfield projects involve a higher degree of risk since they entail a lengthy process of development and construction. Funds are expended during the early years of such projects; return on investment is not earned until the project is in operation. Nevertheless, while these projects have higher levels of risk and deferred returns, they are important to CSW because they generally produce higher rates of return on investment than investments in existing assets and because they lay the foundation for continued earnings growth for CSW after the turn of the century.
          To balance these greenfield project development efforts, CSW's development efforts target assets to be purchased that are already in operation, either from existing private owners or through privatizations. These acquisitions reduce the risk of CSW's overall business by producing near-term earnings without significant development or construction risk.
          The result of this balanced portfolio strategy is that CSW is not dependent on any single country, regulatory environment or type of asset for its earnings from independent power projects and foreign utility investments. In addition, while CSW has successfully developed significant investments in projects which are expected to produce long-term results, it has also ensured that its portfolio of projects will add cash flow and earnings for its shareholders in the immediate future, thereby supporting share value and dividend growth. CSW anticipates that its project portfolio will also provide a positive contribution to earnings after the turn of the century.
          (c) Application of Review Process and Risk Factors to Specific Investment Decisions: CSW's acquisition activity in the United Kingdom provides an illustration of the review process and risk analysis outlined above.
          Review process: The SEEBOARD acquisition project was developed and executed by a CSW team with past experience in U.K. electric utility acquisition activity. In October 1995, before focusing on SEEBOARD, CSW formed a bidding partnership with Houston Industries, Inc. ("Houston"), under the name Texas Energy Partners, and made an acquisition offer for another U.K. regional electricity company, Norweb plc. Although the bid was favorably received by Norweb management, a British water utility made a higher offer. After careful financial analysis, CSW and Houston increased their bid, but were again outbid by the British water company. Because a higher bid posed excessive financial risks and would no longer be beneficial to CSW's shareholders, CSW made a decision to withdraw.
          Shortly thereafter, CSW met with SEEBOARD's management. After receiving favorable information regarding SEEBOARD's plans, financial characteristics, growth opportunities and management group, CSW made a successful bid.
          Risk factors: In the SEEBOARD acquisition, construction risk was not a significant factor, since CSW was acquiring a company with existing facilities. Financial risks were addressed through a financing structure relying in significant part on non-recourse financing which limits CSW's exposure.
          In assessing the commercial and operating risks of acquiring SEEBOARD, CSW took comfort from a number of factors, including SEEBOARD's extremely successful operating history since privatization, its five-year record of earnings and its dividend growth. In addition, CSW considered the high quality of SEEBOARD's management and took steps to retain the services of existing management following the acquisition.
          To limit the foreign currency risk of the acquisition, CSW took a number of steps. The bulk of the financing for the acquisition borrowed under the CSW Investments Credit Facility is denominated in sterling and is expected to be repaid ultimately out of SEEBOARD's earnings, which are also in sterling. The remainder of the acquisition financing was in the form of dollar-denominated borrowings by CSW under the CSW Credit Agreement. These borrowings have since been repaid in full out of the dollar-denominated proceeds of an offering of CSW common stock and the sale of Transok, Inc. By matching the currency of the debt and the repayment source, these arrangements significantly reduce the exchange rate and currency risks of the acquisition. Finally, the British pound is freely convertible and actively traded, and a variety of financial instruments are available if needed for further management of the currency and exchange rate risk as required.
          Given the advanced state of the British legal and political system and the developed state of the British economy, the SEEBOARD acquisition did not present significant legal, political, country or economic risks. To reduce any residual legal risk of the acquisition, and to ensure compliance with local law, CSW engaged U.K. counsel to assist in the acquisition.
          Finally, the SEEBOARD acquisition added to the diversification of CSW's investment activity, which theretofore had been concentrated in Asia and Latin and South America.
          (4) Potential Investments in Additional Exempt Projects. Energy and CSWI are presently investigating, alone and in conjunction with others, investment opportunities in several additional domestic and foreign power projects and existing foreign utility systems. Most of these ventures are expected to qualify as either EWGs or FUCOs. In particular, several foreign countries, such as Australia and Brazil, are now privatizing state-owned utility systems. Other countries, such as Korea, Taiwan and Thailand, are promoting private investment to construct, own and operate generating plants.
          CSW intends to make substantial additional investments in Exempt Projects, primarily for the following reasons:
          Over the past ten (10) years, the Operating Companies have funded substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings. Present projections indicate that the Operating Companies will continue to fund substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings for the next ten
(10) years and that CSW will not have to make any equity investment in any Operating Company for at least the next ten (10) years. Thus, acquisitions of Exempt Projects present CSW with the opportunity to continue to grow through reinvestment of retained earnings in an industry sector that CSW has decades of experience in, while at the same time diversifying overall asset risk. In the event that one or more of the Operating Companies requires additional equity capital after such ten (10) year period, CSW believes that its investments in Exempt Projects will give the CSW system a larger and more diversified base for raising equity capital, because CSW's intended portfolio will be diversified by region and operating assets and have an increased potential for revenue growth and be less susceptible to adverse effects from any one particular market. In addition, as set forth below, CSW believes that its investments in Exempt Projects will help the CSW system remain competitive as competition increases in the U.S. electric utility industry. For these reasons, CSW believes that its investments in Exempt Projects will not have a negative effect on its ability to make any additional equity investments in the Operating Companies that may be required in the future.
          Second, CSW, directly or through Energy or CSWI, has purposely pursued investments in utility systems in geographical regions, such as England, Australia and South America, which have moved much further than the United States towards deregulation and full competition in both wholesale and retail electricity markets. CSW believes that the creation and maintenance of value for its shareholders will depend critically on its ability to operate its core business in the United States successfully as that business becomes subject to increasing competition. CSW's experience in markets that are already largely deregulated will be critical to the long-term success of its core business. Moreover, the lessons learned from these markets provide CSW with insights about the market structures that produce efficient and equitable results for consumers and shareholders. These insights will allow CSW to play a role in shaping the evolution of the electric sector of the United States.
          (5) Proposed Increase in Financing of Exempt Projects. For the reasons stated above, CSW, Energy and CSWI hereby request that the Commission exempt CSW, Energy and CSWI from the requirements of Rule 53(a)(1) under the Act such that CSW, Energy and CSWI may use the net proceeds from the issuance of recourse debt and equity securities and issue Guarantees, each in accordance with and upon the terms of the Financing Orders, in an aggregate amount at any time outstanding which, when added to CSW's direct and indirect "aggregate investment" in all Exempt Projects, would not at any time exceed CSW's "consolidated retained earnings." Based on CSW's "aggregate investment" in all Exempt Projects (approximately $852.1 million as of August 15, 1996) and "consolidated retained earnings" as of June 30, 1996 (approximately $1.883 billion), such limitation would allow financing of additional investments in Exempt Projects of approximately $1.031 billion.
          As described in Subsection (2) above, CSW's "aggregate investment" in Exempt Projects is expected to increase to at least $1.231 billion by the year 2001, or approximately 65% of CSW's consolidated retained earnings as of June 30, 1996, without investment in any additional new Exempt Projects as described in Subsection (4) above. The additional authority requested herein will be sufficient to enable CSW to make investments in all Exempt Projects it is presently developing, as well as additional investment opportunities in Exempt Projects that are under investigation at present or that arise in the future.
Item 2.   Fees, Commissions and Expenses.
          The estimate of the approximate amount of fees and
expenses payable in connection with this Application-Declaration is as follows:
     Holding Company Act filing fee..........$ 2,000.00*
     Counsel fees
          Milbank, Tweed, Hadley & McCloy.... 15,000.00

     Miscellaneous and incidental expenses
          including travel, telephone,
          postage and copying................  5,000.00

               Total.........................$22,000.00
     --------------------
     * Actual Amount.

Item 3.   Applicable Statutory Provisions.
          The proposal herein is subject to Sections 6(a), 7,
12(b), 32 and 33 of the Act and Rules 45, 53 and 54 thereunder. Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guaranty the securities of any EWG. Giving effect to the proposals contained herein, CSW will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since CSW is proposing herein that CSW's "aggregate investment" may exceed 50% of CSW's "consolidated retained earnings." None of the conditions specified in Rule 53(b) is or will be applicable.
          Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:
          (a) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (b) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers. The Commission has performed an analysis of the requirements of Rule 53(c) with respect to an application- declaration filed by The Southern Company ("Southern") in File No. 70-8725. In such application-declaration, Southern sought almost identical authority to the authority sought by the Applicants hereunder, namely relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in Exempt Projects in an amount not to exceed its "consolidated retained earnings." The Commission granted such authority by issuing its order making such application-declaration effective on April 1, 1996 (HCAR No. 26501) (the "Southern Order"). In that order, the Commission found that Southern had demonstrated successfully, through the use of certain financial indicators, that investing in Exempt Projects in an amount not to exceed its "consolidated retained earnings" would not have a substantial adverse impact on the financial integrity of its system. A comparison with CSW of those financial indicators used by Southern, considering the size and market position of CSW relative to Southern, demonstrates that the financial integrity of the CSW system is substantially similar to the financial integrity of the Southern system. As discussed below in subsection (1)(g) of this Item 3, any overall differences are not significant especially when compared to other key financial indicators in which CSW outperforms Southern. Thus, this Application-Declaration, which seeks substantially the same authority (for CSW to invest in Exempt Projects in an aggregate amount not to exceed its "consolidated retained earnings"), is consistent with the rational of, and the conclusions reached by the Commission in, the Southern Order.
          CSW addresses each of the requirements of Rule 53(c) as follows:
          (1) The use of proceeds from the issuance of debt and equity securities of CSW to make investments in EWGs (as well as in FUCOs), and the issuance of, or provision for, Guarantees in connection therewith by CSW, in amounts of up to CSW's "consolidated retained earnings" will not have a "substantial adverse impact" on the financial integrity of the CSW System.
          The lack of any "substantial adverse impact" on CSW's financial integrity as a result of increased levels of investments in Exempt Projects can be demonstrated in several ways, including by analyses of CSW's success to date in its investment in SEEBOARD and historic trends in CSW's consolidated capitalization ratios and retained earnings, the market view of CSW's securities and CSW's proven success in obtaining appropriate levels of non-recourse debt financing and third-party equity for its investments in QFs and Exempt Projects. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and Guarantees by CSW to finance investments in Exempt Projects exceeding the 50% consolidated retained earnings limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the CSW System.
          Substantially all of CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) to date in Exempt Projects is in SEEBOARD. As noted above, SEEBOARD has achieved amongst the lowest overall customer tariffs and highest overall returns for its shareholders among the 12 regional electricity companies of the United Kingdom. SEEBOARD holds the highest ratings for customer service, has a highly regarded management team, serves an affluent suburban and rural area and is a low cost-of-service provider. SEEBOARD had net earnings of approximately $118 million for the year ended December 31, 1995, and net earnings for the first six months of 1996 were $51 million, an increase of $12 million over results for the same period in 1995. Thus, CSW's investment in SEEBOARD has improved CSW's overall financial position and demonstrates CSW's ability to prudently make these types of investments.
          CSW has a solid, competitive core electric utility business, strong management, a growing international presence and diversified businesses that provide real and immediate benefits to CSW's core utility business, as well as enhance the potential for substantial long-term earnings growth. CSW's consolidated retained earnings have grown on average approximately 3.8% per year over each of the previous 5 years, and CSW expects the SEEBOARD acquisition to contribute to additional increases in its earnings in 1996. In January 1996, CSW declared its 45th consecutive annual dividend increase making it one of only a handful of companies on the New York Stock Exchange to have such an uninterrupted history of dividend increases. CSW's consolidated capitalization and interest coverage ratios are within industry ranges for Single-A rated companies. In February 1996, CSW successfully issued approximately $400 million of new common stock, the proceeds of which were used to partially pay down its bridge debt incurred to fund its equity investment in SEEBOARD. CSW paid down the remaining portion of that debt in June 1996 with a portion of the proceeds from the sale of its intrastate gas pipeline subsidiary, Transok, Inc. Finally, the market's assessment of CSW's prospect for future growth and earnings compares favorably to other electric utility companies, and its dividend policy is aligned with the electric industry as a whole. CSW has a strong "customers first" focus, relatively low rates in the region where its system operates, experienced management and strong growth prospects. Due in part to its SEEBOARD investment, CSW expects that its payout ratio will compare favorably to the rest of the electric utility industry in the future.
               (a) Aggregate investments in Exempt Projects in amounts up to 100% of CSW's "consolidated retained earnings," which were $1.883 billion as of June 30, 1996, would still represent a relatively small commitment of capital for a company the size of CSW, based on various key financial ratios at June 30, 1996. For example, investments in this amount would be equal to only 23% of CSW's total capitalization ($8.2 billion), 23% of consolidated net utility plant ($8.3 billion), 14% of total consolidated assets ($13.3 billion), and 31% of the market value of CSW's outstanding common stock ($6.1 billion). Such percentages are not significantly higher than those of Southern as of December 31, 1995 (16.3%, 15.4%, 11.0% and 20.4%, respectively) described by the Commission in the Southern Order as "a relatively small commitment of capital."
               (b) CSW's consolidated retained earnings have grown on average approximately 3.8% per year over each of the previous 5 years. Consolidated retained earnings increased $71 million from 1993 to 1994, a 4.1% increase; and by $69 million for the year ended December 31, 1995, a 3.8% increase.
               (c) There is every indication that CSW's ability to raise common equity has been positively affected by investments in Exempt Projects, as evidenced by CSW's continued success in raising funds in the capital markets. In February, CSW successfully issued $400 million of its common stock in a public offering. In addition, CSW has ongoing public offerings of common stock through its PowerShare program which commenced in February 1994, and on February 27, 1996 sold 15,525,000 shares of common stock of CSW at a price of $26.385 per share, the proceeds of which were used to reduce the bridge debt incurred by CSW to fund its equity investment in SEEBOARD. Net proceeds from the sale of CSW common stock through its PowerShare program for 1994 and 1995 sales (average $23.23 and $25.27, respectively, per share) compare favorably to the then per share net book values for CSW's common stock ($16.01 and $16.48, respectively), resulting in market-to-book ratios of 145% and 154%, respectively. The market's assessment of CSW's future growth and earnings also compared favorably to other electric utility issuers in the 1994 to 1995 time frame. This can be shown by comparison of price-earnings and market-to-book ratios, both of which were generally above the electric utility industry average in that period. These measures indicate investor confidence in CSW's ability to deliver shareholder value.
                    1992    1993    1994    1995
P/E Ratio:
CSW                 14.3    18.6    10.9    13.3
Electric Industry*  14.8    15.1    11.8    12
Market-to-Book
Ratio:
CSW                 187%    195%    141%    169%
Electric Industry*  160%    161%    133%    137%

*(Source: Historical - Compustat Electric Utilities Database;
Current - Utility Focus, Regulatory Research Associates, Inc.,
August 1995)
               (d) In recent years, CSW has been aligned with the industry as a whole in its dividend payout policy.(FN) This can be shown by CSW's dividend payout ratio (percentage of earnings paid out in dividends), which has consistently approximated the electric utility industry average. The implication of a relatively conservative payout policy is that CSW's earnings are more than adequate to cover current dividend levels and to support dividend levels necessary to attract common stock investors, while continuing to strengthen the equity base through retained earnings growth.
                         1992      1993      1994      1995
CSW Payout Ratio (%):    75.9      99.4      81.7      81.9
Electric Industry*       84.3      78.6      81.4      81

(FN)The exception was 1993, during which CSW underwent a corporate-wide restructuring and early retirement program and recorded a one-time pretax charge of approximately $100 million.

*(Source: Historical - Compustat Electric Utilities Database;
1995 - Merrill Lynch & Co., Utility Data Sheet, June 19, 1995
(for 12 months ended May 31, 1995))
               (e) The market's assessment of the overall quality of Energy's and CSWI's portfolio of projects (Exempt Projects and QFs) is demonstrated by the success that Energy and CSWI have had in obtaining appropriate levels of non-recourse debt to finance and refinance the operations of these projects. For example, Energy recently arranged a $104 million and a $59 million non-recourse refinancing of Energy's pro rata investment in the Ft. Lupton and Mulberry Projects, respectively, and CSW Investment has arranged a $1.29 billion non-recourse financing of a portion of CSW's investment in the SEEBOARD project.
               (f) None of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any CSW associate company, (2) CSW's consolidated retained earnings, as previously indicated, have increased in recent years, and (3) CSW has never reported an "operating loss" attributable to its Exempt Projects. SFAS 121 requires a listing of all assets of a utility that a company plans to write down and take as a loss. CSW presently has no assets listed pursuant to SFAS 121. Based on CSW's current knowledge, no assets with respect to any Exempt Project presently owned (directly or indirectly) by CSW are expected to be placed on such list pursuant to SFAS 121. Further, with the completion of the purchase of the capital shares of SEEBOARD, and with the Altamira Project scheduled to go into commercial operation in early 1998, it is reasonable to expect a positive impact on the "operating income" of CSW's Exempt Projects as a group. Finally, no associate Exempt Project has ever defaulted under the terms of any financing document. None of the circumstances described in Rule 53(b) has occurred. CSW undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) should occur during the authorization period.
          (g) Any differences between the financial indicators of CSW and Southern discussed in subsection (a) above are not significant as indicated by the performance of CSW in certain other key financial indicators. In particular, based upon publicly available information for Southern, the average of CSW's recent price/earnings ratio (13.5 for the year ended 1995 and 17.7 for the six months ended June 1996), earnings per share ($2.10 for the year ended 1995 and $2.08 for the year ended 1994) and return on equity for shareholders (12.9% for the year ended 1995 and 13.2% for the year ended 1994) are better than those of Southern. CSW believes that such financial indicators exemplify the market's positive assessment of CSW's overall performance and future prospects and that such indicators have been enhanced by CSW's present strategy of diversifying its holdings to include investments in Exempt Projects.
          (2) The proposed increased use of financing proceeds to invest in Exempt Projects will not have an "adverse impact" on any of CSW's Operating Companies, their respective customers, or on the ability of the four State commissions having jurisdiction over one or more such Operating Companies to protect such Operating Companies or such customers.
          The conclusion that the Operating Companies and their customers will not be adversely impacted by increased levels of investment by CSW in Exempt Projects is well supported by analyses of the Operating Companies' financial integrity (including ability of the Operating Companies to issue senior securities), lack of present and anticipated need for any equity capital from CSW for the next ten (10) years (as discussed in Subsection (4) of Item 1 and Subsection (2)(c) of this Item 3), continuing compliance with other applicable requirements of Rule 53(a), and the proven effectiveness of State commission oversight together with the affirmation by the State commissions of Louisiana, Oklahoma and Texas that they have authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective state from any adverse impact, and the acknowledgement by the State commission of Arkansas that it does not object to the relief sought by CSW in this Application- Declaration, contained in the letters from the State commissions filed as Exhibit 2 to this Application-Declaration. The State commissions can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which exclude any utilities with adverse impacts due to foreign investments or EWGs. Therefore, the States have the authority and the mechanism to prohibit any adverse effects on the cost of capital due to investments in Exempt Projects from being passed on to ratepayers. CSW has complied and will continue to comply with the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.
               (a) All of CSW's investments in Exempt Projects are, and are currently expected in the future to remain, segregated from the Operating Companies. The Operating Companies are, and are currently expected in the future
(FN)to remain, insulated from the direct effects of investments by CSW in Exempt Projects. No Operating Company owes indebtedness or has extended credit or sold or pledged its assets directly or indirectly to any Exempt Project in which CSW owns any interest, no Operating Company intends to do so in the future,(FN) and any losses that may be incurred by such Exempt Projects would have no effect on domestic rates of any Operating Company (because of the Applicants' undertaking not to seek recovery in rates). CSW represents that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate CSW for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns on such investments.

(FN)It should be noted that Section 33(f), with a minor exception, prohibits State regulated public utilities from financing investments in FUCO's, and
Section 33(g) prohibits outright any pledge or encumbrance of utility assets by a State regulated public utility for the benefit of any associate FUCO.
               (b) Debt (including short-term debt) ratios of the Operating Companies are consistent with industry averages for 'A'-rated electric utilities. The current industry average for 'A'-rated electric utilities is 49%*

Debt as % of       1991     1992   1993    1994    1995
Capitalization

SWEPCO             45%      48%    48%     48%     49%
WTU                45%      44%    43%     48%     52%
PSO                47%      49%    49%     49%     48%
CPL                45%      48%    48%     49%     50%

*(Source: 'A' industry average-Calculated using Merrill Lynch &
Co., Utility Data Sheet - Electric and Combination Utility
Companies, April 1995)
Debt levels of the Operating Companies are projected to steadily decline, moving to the 44-45% range by the year 2000. The reduction in debt levels is attributable largely to projected growth in retained earnings.
               (c) Additional investments in Exempt Projects will not have any negative impact on the Operating Companies' ability to fund operations and growth. The last significant equity infusion by CSW in the Operating Companies was made in 1985 (approximately $70 million). Over the past 10 years, the Operating Companies have funded substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings. Present projections indicate that the Operating Companies will continue to fund substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings for the next 10 years and that CSW will not have to make any equity investment in any Operating Company for at least the next ten (10) years. In addition, present projections indicate that CSW will not have to make any equity investment in SEEBOARD during the next ten (10) years to maintain SEEBOARD's existing business. Any additional investment by CSW in SEEBOARD would be subject to the provisions of the Act and the rules thereunder and would increase CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in Exempt Projects in accordance with Rule 53(a) of the Act.
        Operating Companies - Construction Expenditures: Actual (1992-1995) and projected (1996-1997) expenditures, net of Allowance for Funds Used During Construction ($million):

            1991  1992  1993  1994  1995  1996  1997
             276   326   480   493   397   332   356
Percent internally generated:
            1991  1992  1993  1994  1995
            114%   87%   82%   66%   76%
CSW presently estimates that for 1996 and 1997 the cash flow from operations will be sufficient to fund expected construction expenditures.
               (d) The Operating Companies' ability to issue debt and equity securities in the future depends upon earnings coverages at the time such securities are issued; that is, the Operating Companies must comply with certain coverage requirements designated in their mortgage bond indentures. Presently, the Operating Companies anticipate having more than adequate earnings coverages for financing requirements in the foreseeable future.(FN)
               (e) The senior securities of each of the Operating Companies are presently rated AA-, A+, A and A+ for SWEPCO, WTU, CPL and PSO, respectively, by Standard & Poor's. These ratings were affirmed by Standard & Poor's following the announcement of the SEEBOARD acquisition in November 1995.(FN)

(FN) 1995 indenture earnings coverages for the Operating Companies reange from about 5.2x to 8.1x, in each case well above the required coverages of 2x.


(FN) In other rating action since the announcement of CSW's plans to acquire (SEEBOARD)in November 1995, Moody's Investores Service in December 1995 lowered its rating on CSW commercial paper from Prime-1, the highest rating, to Prime-2, the next highest rating. In addition, each of Standard & Poor's and Moody's lowered its ratings on SEEBOARD's unsecured debt from AA+ to A- and from Aa2 to Baa1, respectively, and on SEEBOARD's commercial paper from A-1+ to A-2 and from P-1 to P-2, respectively. Based on currently available public information and correspondence with the rating agencies that rate the CSW system, CSW believes that such downgradings relate to the structure and size of the acquisition of SEEBOARD and not to the status of SEEBOARD as a FUCO. The rating changes apply only to CSW commercial paper and securities of SEEBOARD. The ratings do not apply to any securities of the Operating Companies and should have no adverse effect on the Operating Companies. All of the new ratings are investment-grade ratings. In addition, the new rating on CSW commercial paper (Prime-2) signifies "a strong capacity for short-term promissory obligations," with "sound" earnings trends and coverage ratios, "appropriate" capitalization characteristics, and "ample" alternate liquidity. In addition, on August 27, 1996, Standard & Poor's decided to put a "negative outlook" on the ratings of the Operating Subsidiaries, which is not an actual downgrading of the rating of the securities of such companies, but is an indication that Standard & Poor's believes that conditions exist that could justify such a downgrading at some future time. Based on currently available public information and correspondence with the ratings agencies that rate the CSW system, CSW believes that Standard
& Poor's justification for such "negative outlook" is the potential uncertainty that the Operating Subsidiaries face in future rate cases and is not dependent on CSW's investment in Exempt Projects. As of September 27, 1996, no actual downgrading of the securities of any of the Operating Subsidiaries or CSW had occurred. Additionally, as of such date, such "negative outlook" has had no
(i) a substantial adverse impact on the financial integrity of CSW's holding company system or (ii) an adverse impact on any Operating Company or its customers, or on the ability of State commissions to protect the Operating Companies.



The Operating Companies' coverages have generally been within the 'A' and 'AA' ranges set by the major rating agencies in recent years.The Operating Companies continue to show strong financial statistics as measured by the rating agencies (pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures). Based on currently available public information and correspondence with the ratings agencies that rate the CSW system, CSW believes there has been no adverse effect on the financial ratings of the Operating Companies as a result of CSW's investments in Exempt Projects.
     S&P Rating:              1991 1992 1993 1994 1995

     SWEPCO                     AA-  AA- AA- AA-  AA-
     WTU                        AA-  AA- AA-  A+   A+
     CPL                         A-  A   A    A    A
     PSO                        AA-  AA- AA-  A+   A+

     Moody's Rating:          1991 1992 1993 1994 1995

     SWEPCO                   Aa2  Aa2  Aa2  Aa2  Aa2
     WTU                      Aa2  Aa2  Aa2  Aa2  A1
     CPL                      A2   A2   A2   A2   A2
     PSO                      Aa2  Aa2  Aa2  Aa2  Aa3

     Duff & Phelps Rating:    1991 1992 1993 1994 1995

     SWEPCO                   AA+  AA+  AA+  AA+  AA+
     WTU                      AA   AA   AA   AA   AA-
     CPL                      A    A    A    A    A
     PSO                      AA   AA   AA   AA   AA


               (f) CSW has complied and will continue to comply with the requirements of Rule 53(a)(2) regarding preparation of and making available books and records and financial reports regarding Exempt Projects.
               (g) CSW has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services to Exempt Projects. Increased levels of investment in Exempt Projects are not expected to have any impact on utilization of Operating Company employees. The Operating Companies have not and will not increase staffing levels or acquire other resources to support the operations of Exempt Projects. In this regard, the vast majority of the operational employees of the Exempt Projects are hired or contracted locally. This is true even where Energy, CSWI or their respective subsidiary is the operator. Project development, management and home office support functions for the Exempt Projects are largely performed by Energy or CSWI, which together have approximately 89 full time employees, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Energy or CSWI. Accordingly, Energy's and CSWI's need for the support of personnel provided by the Operating Companies has been and is projected to remain relatively modest.
               (h) In the opinion of CSW, Energy and CSWI, the four State commissions of Arkansas, Louisiana, Oklahoma and Texas have jurisdiction over the Operating Companies and are able to protect utility customers within their respective states. The State commissions have not raised objections (or have withdrawn any such objection) to CSW's current investments in Exempt Projects.
(FN)To provide the Commission with additional assurances, CSW met with each of the State commissions having jurisdiction over the Operating Companies and requested each to provide the Commission with a letter certifying that such State Commission has jurisdiction over certain Operating Companies and that such
     State commission will protect ratepayers from any adverse effect or costs that might result from CSW's investments in Exempt Projects. Specifically, CSW, SWEPCO and the State commission of Arkansas have entered into an agreement to ensure that such State commission has the ability to protect its ratepayers against any potential adverse impact that may result from investments by CSW in Exempt Projects; the State commission of Louisiana asserts in its letter included in Exhibit 2 that it "has the authority and jurisdiction to protect the ratepayers of SWEPCO, and intends to exercise such authority" and that such authority "is applicable to all EWGs and FUCOs in which CSW or its subsidiaries seek to obtain an ownership interest"; the State commission of Oklahoma asserts in its letter included in Exhibit 2 that it has both State "constitutional and statutory authority . . . to supervise and regulate electric utilities and all matters relating to the performance of their public duties and their charges therefore, and to correct any abuses of such utilities" and that it "intends to exercise such authority"; and the State commission of Texas asserts in its letter included in Exhibit 2 that a State rule is in effect, the purpose of which is "to ensure that Texas ratepayers are protected from the potential adverse effects associated with FUCO diversification" and that "the rule requires the reporting of certain information so the [State commission of Texas] may monitor FUCO activities and requires the holding company to make certain covenants designed to insulate the utility from the potential adverse effects of FUCO activities." Additionally, with respect to certain State commissions, CSW will, among other things, have to comply with certain reporting requirements and covenant that such investments in Exempt Projects will not result in any obligation by the Operating Companies. CSW and its affiliates have been subjected to numerous audits by the FERC and the Commission, and it is assumed both staffs will participate in future audits. Audits by the Commission have not raised "significant" questions. Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Project, or other transactions by such registered holding company or its subsidiary other than with respect to Exempt Projects, shall not consider the effect of the capitalization or earnings of any subsidiary which is an Exempt Project upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. If the transactions contemplated hereby are consummated and CSW's "aggregate investment" in Exempt Projects exceeds 50% of its "consolidated retained earnings," the provisions of Rule 53(a) will not be satisfied. The Applicants have included in this Application certain reporting requirements that are intended to enable the Commission to monitor the impact of the transactions for which authority is sought hereby. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of Exempt Projects on other transactions for which CSW will require authorization.

(FN)Section 33(c) (2) provides that the State commissions may make recommendations to the Commission regarding a registered holding company's relationship to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.






Item 4.   Regulatory Approval.
          The issuance and sale of securities by CSW and the use of the proceeds thereof to acquire or guaranty the securities of any Exempt Project are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission. CSW has complied with the requirements of Rule 53(a)(4) by submitting a copy of this Application-Declaration to the public utility commissions in Texas, Arkansas, Louisiana and Oklahoma. In addition, CSW and the Operating Companies have discussed the request for additional investment authority set forth in this Application-Declaration with each of the four State commissions having jurisdiction over one or more such Operating Companies. Item
5. Procedure.
          It is requested that the Commission issue and publish no later than March 1, 1996, the requisite notice under Rule 23 with respect to the filing of this Application-Declaration, such notice to specify a date not later than March 26, 1996, as the date after which an order granting and permitting this Application-Declaration to become effective may be entered by the Commission and the Commission enter not later than March 27, 1996, an appropriate order granting and permitting this Application-Declaration to become effective.
          CSW, Energy and CSWI respectfully request that appropriate and timely action be taken by the Commission in this matter in order that the development activities of CSW, Energy and CSWI may continue to expand to the levels sought hereby.
          No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter, unless such Division opposes the matters covered hereby. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that such order be made effective immediately upon the entry thereof.
          CSW proposes to file, within 60 days after the end of the applicable quarter, a quarterly report pursuant to Rule 24, commencing with the report for the quarter ending September 30, 1996, which contains the following information:
          (i)       A computation in accordance with Rule 53(a)
                    (as modified by the Commission's order in
                    this proceeding) of CSW's "aggregate
                    investment" in all Exempt Projects;
          (ii)      CSW's cumulative "aggregate investment" in
                    all Exempt Projects expressed as a percentage
                    of:  total capitalization, net utility plant,
                    total consolidated assets and market value of
                    common equity, all as of the end of such
                    quarter;
          (iii) Consolidated capitalization ratios as of the end of such quarter, with consolidated debt to be inclusive of all short-term debt and non-recourse debt of Exempt Projects to the extent normally consolidated under applicable financial reporting rules;
          (iv)      The market-to-book ratio of CSW's common
                    stock at the end of such quarter;
          (v) An analysis of the growth in consolidated retained earnings which segregates earnings growth attributable to Exempt Projects as a whole versus all other subsidiaries of CSW; and
          (vi)      A breakdown in revenues and net income of
                    each of the Exempt Projects for the 12-months
                    then ended.
          CSW proposes to file a single report under Rule 24
which combines the foregoing information with the information required pursuant to Rule 24 in File No. 70-8423 (Holding Co. Act
Rel. Nos. 26156 and 26383, dated November 2, 1994 and September
27, 1995, respectively).
Item 6.  Exhibits and Financial Statements.
          Exhibit 1 -    Proposed Notice of Proceeding.

          Exhibit 2 -    Correspondence from State Commissions.

Item 7.  Information as to Environmental Effects.
          The proposed transactions do not involve major federal action having a significant effect on the human environment. See
Item 1. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                        S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 21, 1996


                              CENTRAL AND SOUTH WEST CORPORATION


                              By:/s/WENDY G. HARGUS
                                 Wendy G. Hargus
                                    Treasurer

                        S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 21, 1996

                                CSW ENERGY, INC.


                              By:/s/TERRY D. DENNIS_
                                 Terry D. Dennis
                                 President and Chief Executive
                                     Officer

                        S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  October 21, 1996

                              CSW INTERNATIONAL, INC.


                              By:/s/TERRY D. DENNIS
                                 Terry D. Dennis
                                 President and Chief Executive
                                     Officer

                          EXHIBIT INDEX

Exhibit
Transmission
Number                  Exhibit                          Method

  1       Proposed Notice of Proceeding.              (Previously
                                                          filed)

  2       Correspondence from State Commissions.           ---